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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 35194

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Dreyfus Investment Services Company, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Two Mellon Bank Center
(No. and Street)

Pittsburgh	Pennsylvania	15259
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William V. Ungemach — 412-234-0648
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name — if individual, state last, first, middle name)

One Mellon Bank Center	Pittsburgh	Pennsylvania	15219
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 29 2002
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/26/02

OATH OR AFFIRMATION

I, William V. Ungemach, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dreyfus Investment Services Company, LLC, as of December 31, 19X 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Notarial Seal
Lynn A. Loposky, Notary Public
Pittsburgh, Allegheny County
My Commission Expires May 1, 2004
Member, Pennsylvania Association of Notaries

Notary Public

Signature

Senior Vice President

Title

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



One Mellon Center
Pittsburgh, PA 15219

Telephone 412 391 9710
Fax 412 391 8963



Independent Auditors' Report

The Board of Managers
Dreyfus Investment Services Company, L.L.C.:

We have audited the accompanying statement of financial condition of Dreyfus Investment Services Company, L.L.C., a wholly owned subsidiary of Mellon Financial Company, as of December 31, 2001. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Dreyfus Investment Services Company, L.L.C. as of December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

As discussed in note 2, the Company plans to terminate operations during 2002.

KPMG LLP

Pittsburgh, Pennsylvania
February 15, 2002



DREYFUS INVESTMENT SERVICES COMPANY, L.L.C.

Statement of Financial Condition

December 31, 2001

Assets	
Cash (note 3)	$ 14,825,059
Short-term investments	258,260
Receivable from brokers, dealers and clearing organizations	657,878
Receivable from customers, net of allowance of $25,000 (note 4)	9,111,945
Receivable from affiliates	4,149,961
Dividends and interest receivable	219,003
Deposits with clearing organizations	814,443
Furniture, fixtures and equipment, at cost, net of accumulated depreciation of $501,181	147,795
Other assets (note 8)	1,317,916
	$ 31,502,260
Liabilities and Member's Capital	
Payable to brokers, dealers and clearing organizations	241,927
Payable to customers (note 4)	3,522,432
Accounts payable and accrued expenses	3,335,964
Short-term borrowing from affiliate	988,921
	8,089,244
Managing member's capital	10
Member's capital	23,413,006
Total member's capital	23,413,016
	$ 31,502,260

See accompanying notes to statement of financial condition.

DREYFUS INVESTMENT SERVICES COMPANY, L.L.C.

Notes to Statement of Financial Condition

December 31, 2001

(1) Summary of Significant Accounting Policies

Dreyfus Investment Services Company, L.L.C. (the Company), a wholly owned subsidiary of Mellon Financial Company (MFC), is a registered broker and dealer in securities under the Securities Exchange Act of 1934. The Company acts at the direction of its customers to deal in a broad range of investment products, including stocks, corporate bonds, mutual funds, options, precious metals, zero coupon bonds and U.S. government obligations. A significant portion of the Company's customers are customers of MFC. During 2001, the Company converted from a stock corporation to a limited liability company. See note 2 regarding MFC's plans to terminate the Company's operations.

The following is a summary of significant accounting policies followed by the Company.

(a) Security Transactions

Security transactions are recorded on settlement date, generally the third business day after trade date. Recordation on a settlement-date basis does not materially differ from that of trade date.

(b) Income Taxes

The Company converted from a corporation to a single member limited liability company on November 30, 2001. A single member limited liability company generally is treated as a disregarded entity for federal tax purposes. For state tax purposes, liabilities arising from the operations of the Company subsequent to November 30, 2001 are the responsibility of MFC.

Pursuant to a tax-sharing agreement with MFC, the current tax liability is determined on a separate return basis with benefits for net losses and credits recorded when realized in the consolidated MFC tax return. Deferred income taxes are computed on a separate entity basis.

Deferred tax assets and liabilities are recognized for the expected future tax consequences attributable to differences between the financial statement carrying amount and the tax basis of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(c) Use of Estimates

The preparation of the statement of financial condition in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the statement of financial condition and accompanying notes. Actual results could differ from those estimates.

(d) Commissions

Certain commissions receivable result from sales of fixed and variable annuity contracts are recognized at the time of sale. The commissions payable are recognized as incurred.

(2) Business Termination

As a result of a change in the MFC corporate strategy and sale of its retail branches, plans have been established to terminate the Company's operations by the end of 2002. Customer accounts were sold to the purchaser of the MFC retail branches or were transferred to other broker/dealer affiliates of the Company. The resulting gain recognized by MFC has not been allocated to the Company. As part of the sales agreement, the Company retail accounts continue to be serviced by the Company under a service agreement with the purchaser effective November 30, 2001. As part of this service agreement, the purchaser reimburses the Company for expenses related to the servicing of the accounts, and the Company remits to the purchaser revenues generated by the accounts. At December 31, 2001, the Company recorded a net receivable from the purchaser of $38,116 related to revenues of $341,163 and expenses of $379,279. There are plans to complete the transfer of the retail customer accounts to the purchaser of the MFC retail branches in May 2002. Management believes it will fully realize the carrying value of net assets as reported at December 31, 2001.

(3) Cash and Securities Segregated Under Federal and Other Regulations

Cash of $50,000 has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

(4) Receivable From and Payable to Customers

Receivable from and payable to customers include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for receivables. Such collateral is not reflected in the accompanying statement of financial condition.

(5) Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1) which requires the maintenance of minimum net capital. The Company has elected to compute net capital under the alternative method, permitted by the rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined, and any capital requirements for resale agreements. At December 31, 2001, the Company had net capital of $8,336,563 which was $8,086,563 in excess of required net capital.

(Continued)

(6) Related Party Transactions

In conducting its business, the Company engages in transactions with affiliated entities of MFC. Under operating agreements, certain affiliates provide the Company with services related to trading activities.

At December 31, 2001, the following balances were outstanding with affiliates:

Cash on deposit	$	14,825,059
Accounts receivable		20,737
Loan to affiliate		4,129,224
Short-term borrowing		988,921

(7) Employee Benefits

The Company participates in a noncontributory, defined benefit pension plan, sponsored by MFC, which covers substantially all employees. Because the Company participates in the plan with other subsidiaries of MFC, an analysis setting forth the plan's funded status at December 31, 2001 cannot be separately determined for the Company. At December 31, 2001, the MFC plan was overfunded.

The Company participates in a defined contribution retirement savings plan, sponsored by MFC, covering substantially all employees. Employees become eligible to participate after one full year of service. If a participant decides to contribute, a portion of the contribution is matched by MFC.

The Company participates in other employee benefit plans, sponsored by MFC, that provide healthcare, life insurance and other postretirement benefits covering substantially all retired employees. The plans include participant contributions, deductibles, co-insurance provisions and service-related eligibility requirements. Since the Company participates in the plans with other subsidiaries of MFC, an analysis setting forth the funded status of the plans at December 31, 2001 cannot be separately determined for the Company.

(8) Income Taxes

Included in other assets is a deferred tax asset of $52,043 primarily resulting from the timing of depreciation for fixed assets. The Company determined that it was not required to establish a valuation allowance for deferred tax assets in accordance with Statement of Financial Accounting Standards (SFAS) No. 109 since it is more likely than not that the deferred tax asset will be realized through carryback to taxable income in prior years, future reversals of existing taxable temporary differences and, to lesser extent, future taxable income.

(Continued)

(9) Fair Value of Financial Instruments

SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," requires the disclosure of the estimated fair value of on- and off-balance-sheet financial instruments. Substantially all of the Company's financial instruments are recorded at their current fair value.

(10) Financial Instruments With Off-Balance-Sheet Credit Risk and Concentrations of Credit Risk

In the normal course of business, the Company executes, settles and finances various customer securities transactions. These activities may expose the Company to off-balance-sheet credit risk in the event customers are unable to fulfill their contracted obligations.

The Company's customer securities activities are transacted on either a cash or margin basis. The industry requires each trade to settle within a specified time, generally three business days. The Company is therefore exposed to risk of loss on these transactions in the event of the customer's or broker's inability to meet the terms of their contracts. In this case, the Company may have to purchase or sell the securities at prevailing market rates. At December 31, 2001, the contractual amount of unsettled purchases and sales was approximately $10.6 million and $10.5 million, respectively. These amounts represent the amount of accounting loss should the counterparty to the transaction fail and the underlying securities prove to be of no value. All unsettled trades closed subsequent to December 31, 2001 with no loss to the Company.

Concentration of credit risk exists when a number of the Company's customers or counterparties are engaged in similar activities and have similar economic characteristics. The Company's customers, a significant portion of which are customers of MFC, are located primarily throughout the state of Pennsylvania; accordingly, they are subject to the economic environment of this geographic area.